Mail Stop 3561

March 12, 2009

Ms. Cindy Kostoff
Principal Executive officer
Custom Q, Inc.
1133 Old Bridge Place
Fort Wayne, IN 46825

>   **Re: Custom Q, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed March 5, 2009**
>   **Filed No. 333156611**

Dear Ms. Kostoff:

        We have reviewed your response to our letter dated February 3, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Registration Statement on Form S-1/A

1. We note your response to comment one of our letter dated February 3, 2009, and your indication that you are not a "blank check company." In a prominent place in your prospectus please disclose this fact.

Undertakings, page 41

2. Please revise paragraph 5 of the undertakings to include the introductory language contained in the opening sentence of Item 512(a)(5) of Regulation S-K.

Exhibits

3. Please file as an exhibit the promissory note that Ms. Kostoff and the company entered into, which is discussed on page 28 of the registration statement in the section entitled "Certain Relationships and Related Transactions."

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Lilyanna L. Peyser, Staff Attorney, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director